October 26, 2007

United States Securities and

 Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549-7010

Attention: Gary Newberry

Dear Gary,

Further to our letter to you of October 5, 2007, we advise that we have almost completed the various revisions to our 20F, but are still awaiting some property information from our staff in Guatemala and Nicaragua.

Also, David Cass, the Vice-President of Exploration of the Company, (who has been out of town until today) has just spoken with your George Schuler this morning to get clarification with respect to the disclosure requested for our Ecuador Property.

As we do not yet have all of the necessary information in hand to complete the amendments to the 20F, we now plan to have our full response to you by next Friday, November 2, 2007.  We trust this is acceptable.

If you have any questions, please contact us.

Sincerely,

         “Cheryl Messier”

Cheryl Messier

CFO